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                                 United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    Form 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                          For the month of July, 2002


                        Commission File Number 000-29103


                         ST ASSEMBLY TEST SERVICES LTD
             (Exact name of registrant as specified in its charter)
                                 Not Applicable
                (Translation of registrant's name into English)


                             Republic of Singapore
                (Jurisdiction of incorporation or organization)
                               5 Yishun Street 23
                                Singapore 768442
                                 (65) 6824-7888
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


     Form 20-F  [X]       Form 40-F
               -----                -----


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


     Yes                  No   [X]
         -----                -----


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). Not applicable.

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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            ST ASSEMBLY TEST SERVICES LTD
                                            By:


                                             /s/ Tan Lay Koon
                                            -----------------------------------
                                            Name  : Tan Lay Koon
                                            Title : President & Chief Executive
                                                    Officer
                                            Date  : 15 July, 2002
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FOR IMMEDIATE RELEASE

CORPORATE RELEASE
-----------------

                   STATS APPOINTS PETER SEAH, TAY SIEW CHOON
                 AND TAN CHOON SHIAN TO ITS BOARD OF DIRECTORS


SINGAPORE AND MILPITAS, CALIFORNIA, JULY 15, 2002 - ST Assembly Test Services Ltd ("STATS" - NNM : STTS and SGX : ST Assembly), a leading independent semiconductor test and advanced packaging service provider, today announced the appointments of Peter Seah Lim Huat, Tay Siew Choon and Tan Choon Shian to its Board of Directors, effective 15 July 2002. Concurrently, Premod Paul Thomas and Liow Voon Kheong have decided to step down as members of the Board of Directors. Their respective alternate directors, Gan Chee Yen and Lai Yeow Hin, will be re-appointed by Tay Siew Choon and Tan Choon Shian respectively as their alternate directors.

On these appointments, Tan Bock Seng, Chairman of STATS said, " We are delighted that Peter, Siew Choon and Choon Shian are joining our Board. I am confident that their varied and impressive experience would be significant additions to the Board's deliberations."

Added Tan Bock Seng, " On behalf of the Board, I would also like to record our appreciation to Premod Paul Thomas and Liow Voon Kheong for their contributions to the Board."

Mr Peter Seah Lim Huat is the President and Chief Executive Officer of Singapore Technologies Pte Ltd. Prior to his current appointment, Mr. Seah was the Vice Chairman and Chief Executive Officer of Overseas Union Bank where he spent over twenty years of his thirty year banking career. Mr Seah received a degree in Business Administration (Honours) from the University of Singapore. For his public service, Mr. Seah was awarded by the Singapore Government, the Public Service Medal in 1995 and the Public Service Star in 1999.

Mr Tay Siew Choon is the Managing Director and Chief Operating Officer of Singapore Technologies Pte Ltd ("STPL") and Chief Executive Officer of Green Dot Capital Pte Ltd, a wholly owned subsidiary of STPL. Prior to his current appointment, Mr. Tay held various senior positions in Singapore Technologies group of companies including as Managing Director and Deputy Chief Executive
Officer of SembCorp Industries Ltd.   Mr Tay received his Bachelor of Science
degree in Engineering (Electrical) with Honours from Auckland University and his Masters of Science degree in Systems Engineering from the former University of Singapore (now National University of Singapore).

Mr Tan Choon Shian is the Director, Electronics and Precision Engineering Cluster, of the Singapore Economic Development Board (EDB). He is also Director of International Operations (Japan) of EDB. Mr Tan graduated from the University of Tokyo with a Bachelor of Science (Information Science) in 1992.
He also has a Masters of Science in Management from Stanford University.

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The new appointments are being made in accordance with STATS' Articles of
Association which empower the Board of Directors to appoint any person to be a director to fill a casual vacancy or as an additional director until the next annual general meeting when he or she shall be eligible for re-election.


ABOUT ST ASSEMBLY TEST SERVICES LTD. (STATS)

ST Assembly Test Services ("STATS" - NNM: STTS and SGX: ST Assembly), is a leading semiconductor test and assembly service provider to fabless companies, integrated device manufacturers and wafer foundries. With its principal operations in Singapore and global operations in the United States, United Kingdom, Germany, Japan and Taiwan, STATS offers full back-end turnkey solutions to customers worldwide. STATS' expertise is in testing mixed-signal semiconductors, which are extensively used in fast growing communications applications such as data networking, broadband and mobile communications. STATS also offers advanced assembly services and has developed a wide array of traditional and advanced leadframe and laminate based products, including various ball grid array packages to serve some of the world's technological leaders. STATS was listed on the Nasdaq National Market and The Singapore Exchange in January 2000 and is in the Morgan Stanley Capital International
(MSCI) Index and the Straits Times Industrial Index. Further information is available at www.stts.com.

Certain of the statements in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communications equipment and personal computers; reliance on a small group of principal customers; decisions by customers to discontinue outsourcing of test and assembly services; changes in customer order patterns; rescheduling or canceling of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures including declines in average selling prices; continued success in technological innovations; delays in acquiring or installing new equipment; shortages in supply of key components; availability of financing; exchange rate fluctuations; litigation and other risks described from time to time in the Company's SEC filings, including its annual report on Form
20-F dated February 28, 2002.   We undertake no obligation to publicly update or
revise any forward-looking statements, whether as a result of new information, future events or otherwise.


SINGAPORE CONTACTS :

Elaine Ang                                   Khor Hwee Eng
Manager, Investor Relations/Corporate        Senior Marcom Executive
Communications
Tel : (65) 6824 1738,                        Tel : (65) 6824 1291,
Fax : (65) 6822 8887                         Fax : (65) 6822 7831
email : angelaine@stats.st.com.sg            email : khorhweeeng@stats.st.com.sg

US CONTACTS :

Drew Davies                                  Lisa Lavin
Director, Investor Relations                 Marcom Manager
Tel : (408) 586 0608,                        Tel : (208) 672 6112,
Fax : (408) 586 0652                         Fax : (208) 672 6132
email : daviesd@statsus.com                  email : lavinl@statsus.com